Exhibit (a)(5)(O)
Quebec B.V.
Breda, The Netherlands
Announcement regarding the satisfaction of an offer condition
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF SUCH JURISDICTION.
On May 18, 2020, Quebec B.V., Breda, The Netherlands, (the “Bidder”) published the offer document (the “Offer Document”) regarding its voluntary public takeover offer (the “Offer”) to the shareholders of QIAGEN N.V., Venlo, The Netherlands (“QIAGEN”), for the acquisition of all ordinary shares of QIAGEN (ISIN: NL0012169213; CUSIP: N72482123) (“QIAGEN Shares”) against payment of cash consideration of EUR 39.00 per QIAGEN Share. The Acceptance Period for this Offer will end on July 27, 2020, 24:00 hours (local time Frankfurt am Main, Germany) / 18:00 hours (local time New York, United States), unless extended pursuant to the statutory provisions of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, “WpÜG”).
1.
Pursuant to Section 12 of the Offer Document, the Offer and the contracts formed by its acceptance by the shareholders of QIAGEN will only be settled if the offer conditions described in Section 12.1. to 12.9 of the Offer Document (the “Offer Conditions”) have been satisfied in the applicable periods specified therein or previously effectively waived by the Bidder.

2.
On June 30, 2020, at QIAGEN’s Annual General Meeting, QIAGEN’s shareholders approved all of the proposed resolutions related to the Offer, including the adoption of the Back-End Resolution (as defined in Section 8.3(i) of the Offer Document). Consequently, the Offer Condition described in Section 12.5 of the Offer Document (adoption of the Back-End Resolution) was satisfied.

3.
As of June 30, 2020, 24:00 hours (local time Frankfurt am Main, Germany) / 18:00 hours (local time New York, United States), no further Offer Conditions have been satisfied. Therefore, the Offer remains subject to the Offer Conditions described in Sections 12.1 to 12.4 and 12.6 to 12.9 of the Offer Document.

Breda, July 1, 2020
Quebec B.V.

Important notice:
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer is made solely by the Offer Document published May 18, 2020, the related Declaration of Acceptance (as defined in Section 13.1.2 of the Offer Document), the related Letter of Transmittal (as defined in Section 13.2.2 of the Offer Document) and any other related materials (and any supplements or amendments thereto), and is being made to all shareholders of QIAGEN.
The Offer is being launched and implemented in accordance with the WpÜG and applicable regulations, applicable Dutch public offer rules and applicable U.S. securities laws. Shareholders of QIAGEN who are subject to laws other than those of the member states of the European Union and the European Economic Area or the United States may be subject to legal restrictions and are advised to inform themselves and comply with the relevant applicable laws. The Bidder assumes no responsibility for acceptance of the Offer outside of Germany, The Netherlands and the other member states of the European Union and the European Economic Area and the United States being permissible under the relevant applicable laws. In those jurisdictions where applicable law requires the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Bidder by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Bidder.
The Offer Document and the applicable related documents described herein and therein contain important information that should be read carefully and in their entirety before any decision is made with respect to the Offer. The Offer materials and other documents filed with the SEC by Thermo Fisher Scientific Inc. or QIAGEN may be obtained free of charge at the SEC’s website at www.sec.gov and from the U.S. Information Agent (as defined in Section 1.4 of the Offer Document) or German Information Agent (as defined in Section 21 of the Offer Document) for the Offer.
This publication is available on the internet
under: http://corporate.thermofisher.com/en/offer.html
on: July 1, 2020.